Exhibit 99.151

SUBORDINATION AGREEMENT

This Agreement dated as of January 7, 2005

AMONG:

STARPOINT ENERGY TRUST (the “Trust” or the “Subordinated Creditor”), by its initial trustee, Olympia Trust Company (in such capacity, the “SET Trustee”)

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OLYMPIA TRUST COMPANY, in its capacity as note trustee under the Note Indenture (in such capacity, the “Note Trustee”)

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STARPOINT ENERGY LTD., a corporation amalgamated under the laws of Alberta with an office in Calgary, Alberta (“StarPoint”)

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UPTON RESOURCES PARTNERSHIP, a partnership formed under the laws of Alberta with an office in Calgary, Alberta (the “Partnership”)

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BANK OF MONTREAL, a chartered bank with an office in Calgary, Alberta (the “Senior Creditor”)

WHEREAS:

[***]

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1.                                      Definitions

In this Agreement, unless the context otherwise requires, terms defined in the identification of the parties, the recitals and the body hereof shall have those meanings, and the following terms shall have the following meanings:

“AcquireCo” means StarPoint Acquisition Ltd. prior to the second amalgamation referred to in Recital A becoming effective;

“Agreement” means this subordination agreement, as amended, supplemented, restated or replaced from time to time;

“Amalco Notes” means the 12% unsecured, subordinated promissory notes of AcquireCo due December 31, 2035 pursuant to the Note Indenture;

“Arrangement” means the arrangement under section 193 of the Business Corporations Act (Alberta) involving, among other things, the indirect exchange of common shares of StarPoint for units of the Trust;

“Borrowing Base Shortfall” means, upon any re-determination of the Borrowing Base as provided in the Restated Letter Agreement, the Outstandings at any time are in excess of the Borrowing Base and the provisions of the last paragraph of the “Borrowing Base” panel in the Restated Letter Agreement are in effect;

“Cougar” means Cougar Hydrocarbons Inc. prior to the first amalgamation referred to in Recital A becoming effective;

“Default” means the occurrence and continuance of a default or an Event of Default as contemplated by the Restated Letter Agreement;

“E3” means E3 Energy Inc. prior to the second amalgamation referred to in Recital A becoming effective;

“Guarantee” means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any person or any other agreement, instrument or document under which a person otherwise directly or indirectly becomes liable: (a) in respect of any obligation of any other person, (b) to maintain the solvency or any balance sheet or other financial condition of any other persons (including keep-well covenants), or (c) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in each case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreement relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof;

“Keystone” means Keystone Disposition Corp. prior to the first amalgamation referred to in Recital A becoming effective;

“Net Free Cash Flow” means, in respect of StarPoint on a consolidated basis for any period, the consolidated net income for such period determined in accordance with generally accepted accounting principles before deduction of interest, taxes, depreciation and amortization, minus (i) cash taxes paid, and (ii) scheduled principal and interest payments servicing interest-bearing debt for such period;

“Note Indenture” means the note indenture dated as of January 4, 2005, between AcquireCo and the Note Trustee, providing for the issuance of an unlimited principal amount of Amalco Notes, as amended, supplemented, restated or replaced from time to time;

“Noteholder” means the Trust as holder from time to time of the Amalco Notes;

“NPI Agreement” means the net profits interest agreement dated as of January 7, 2005, between the Partnership and the Trust, as amended, supplemented, restated or replaced from time to time;

“Old SPN” means StarPoint Energy Ltd. prior to the first amalgamation referred to in Recital A becoming effective;

“Partnership Agreement” means the partnership agreement dated as of May 1, 2002 relating to the Partnership, as amended, supplemented, restated or replaced from time to time;

“Restated Letter Agreement” means the letter agreement dated as of January 6, 2005, between StarPoint, as borrower, and the Senior Creditor, which letter agreement amends and restates the previous letter agreements dated as of January 5, 2004, September 17, 2004 and October 12, 2004, respectively, and as further supplemented, amended, restated or replaced from time to time;

“Senior Obligations” means the aggregate of all present and future indebtedness, liabilities and obligations of StarPoint to the Senior Creditor under or in connection with the Restated Letter Agreement or any Swap Arrangements, whether direct or indirect, contingent or otherwise, matured or not, and including without limitation, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other amounts payable to the Senior Creditor or any affiliate of the Senior Creditor;

“Senior Security Documents” means (i) the fixed and floating charge debentures granted by Old SPN, XTCo, Cougar, Upton and Keystone in favour of the Senior Creditor, as the same were confirmed and acknowledged by StarPoint upon the Arrangement becoming effective, (ii) all present and future Guarantees and security therefor from time to time granted by [the Trust], the Partnership and all subsidiaries of StarPoint in favour of the Senior Creditor, and (iii) all other present and future Guarantees and security therefor that are now or may hereafter be granted or made or caused to be granted or made by StarPoint in favour of the Senior Creditor, as security for the Senior Obligations; as any of the foregoing may be amended, supplemented, restated or replaced from time to time;

“SPN” means StarPoint Energy Ltd. prior to the second amalgamation referred to in Recital A becoming effective;

“Subordinated Obligations” means any and all present and future indebtedness, liabilities and obligations of StarPoint, its subsidiaries or the Partnership to the Subordinated Creditor, including without limitation pursuant to or in respect of (i) the Trust Deed, (ii) the Note Indenture, (iii) the NPI Agreement, (iv) interest and dividends payable to the Subordinated Creditor from time to time (net of administrative expenses) and amounts payable from time to time in connection with the redemption of Trust Units, whether or not as contemplated by the Trust Deed, (iv) principal and interest payable to the Subordinated Creditor on the Amalco Notes from time to time, (v) dividends (including cash dividends), other distributions (including share redemption payments) or other property, securities or instruments payable to the Subordinated Creditor as the holder of any Shares in StarPoint or any subsidiary, and (vi) net profits interest payments payable to the Subordinated Creditor from time to time;

“Swap Arrangements” means any and all eligible currency, interest rate, financial or commodity swap or hedging transactions obligating StarPoint to make payments thereunder to the Senior Creditor or any affiliate of the Senior Creditor, whether on a periodic basis or upon the happening of any contingency;

“Trust Deed” means the declaration of trust dated as of December 6, 2004, pursuant to which the Trust was settled as an open-ended, unincorporated investment trust under the laws of Alberta, as amended, supplemented, restated or replaced from time to time;

“Trust Fund” has the meaning ascribed thereto in the Trust Deed;

“Upton” means Upton Resources Inc. prior to the first amalgamation referred to in Recital A becoming effective; and

“XTCo” means X-Terra Energy Corp. prior to the first amalgamation referred to in Recital A becoming effective.

Capitalized terms used in this Agreement and not otherwise defined herein shall have the same meanings as are attributed to such terms in the Restated Letter Agreement.

2.                                      Headings

The division of this Agreement into articles, sections and other subdivisions and the insertion of headings are fur convenience of reference only and shall not affect the construction or interpretation hereof.

3.                                      Interpretation

In this Agreement:

(a)                                 the terms “hereof”, “herein” “hereunder” and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular article, section or subsection;

(b)                                 words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c)                                  all references to particular articles, sections or subsections refer, unless otherwise specified, to articles, sections or subsections of this Agreement, as the case may be; and

(d)                                 words and terms denoting inclusiveness, whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

4.                                      General Postponement and Subordination

Except for payments expressly permitted by Section 7 of this Agreement,

(a)                                 the Subordinated Obligations shall be and are hereby expressly postponed and made fully subordinate in right of payment to the prior payment in full of the Senior Obligations, and the Subordinated Creditor shall not accept any payment, prepayment, repayment or other satisfaction of or with respect to all or any portion of the Subordinated Obligations (in each case, whether in cash, property, securities or otherwise) prior to the full and final payment of the Senior Obligations; and

(b)                                 any and all claims arising in respect of the Subordinated Obligations shall be subordinate and rank subsequent to the security interests created by the Senior Security Documents.

The foregoing postponement and subordination of the Subordinated Obligations shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Senior Creditor and the postponement and subordination of the Subordinated Obligations pursuant hereto shall not be affected by: (i) the time, sequence or order of creating, granting, executing, delivering or registering or failing to register any security notice, caveat, financing statement or other notice in respect of the Senior Security Documents or the Subordinated Obligations; (ii) subject to Section 7, the date of any payments made to the Subordinated Creditor under or in respect of the Subordinated Obligations, (iii) the time or sequence of giving any notice or the making of any demand in respect of the Senior Obligations, the Senior Security Documents or the Subordinated Obligations or the attachment, perfection or crystallization of the security constituted by the Senior Security Documents; (iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security Documents or the Subordinated Obligations, (v) the date of obtaining any judgment or the order of any bankruptcy court or an court administering bankruptcy, insolvency, receivership or similar proceedings as to the entitlement of any of the Senior Creditor or the Subordinated Creditor to any money or property of StarPoint or the Partnership, (vi) the giving or failing to give any notice, or the sequence of giving any notice to StarPoint, the Partnership, the Subordinated Creditor, the Note Trustee or any other person; (vii) the failure to exercise any power or remedy reserved to the Senior Creditor under the Senior Security Documents or to insist upon a strict compliance with any of the terms thereof; and (viii) any priority that would (but for this Agreement) be granted to the Subordinated Creditor or the Subordinated Obligations by any applicable principle of law or equity.

5.                                      Priority of Senior Obligations on Enforcement or Insolvency

In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement, realization or other similar proceedings relating to StarPoint, the Partnership or any other subsidiary of StarPoint, or any of its or their respective property, assets or undertaking (whether voluntary or involuntary’, partial or complete), or any other marshalling of the assets and liabilities of StarPoint, the Partnership or any other subsidiary of StarPoint, or (subject to obtaining the prior written consent of the Senior Creditor) any sale of all or substantially all of the assets of StarPoint, the Partnership or any other subsidiary of StarPoint, the Senior Obligations shall first be paid in full before the Subordinated Creditor shall be entitled to receive or retain any payment or distribution in respect of the Subordinated Obligations. In order to implement the foregoing:

(a)                                 in the course of realization of the Senior Security Documents, the Senior Creditor and/or a receiver or receiver-manager of all or part of the property, assets or undertaking of StarPoint, the Partnership or any subsidiary of StarPoint or any other enforcement agent may sell, mortgage or otherwise dispose of the property, assets or undertaking of StarPoint, the Partnership or any subsidiary of StarPoint, in whole or in part, free and clear of the Subordinated Obligations and without the approval of the Subordinated Creditor or any requirement to account to the Subordinated Creditor until after the full and final payment of all of the Senior Obligations. With respect to any such disposition of the property, assets or undertaking of StarPoint, the Partnership or any subsidiary of StarPoint, the Subordinated Creditor shall execute and deliver all such documents and instruments as may be requested by the Senior Creditor in connection therewith to give effect to such disposition of assets free and clear of the Subordinated Obligations, including quit claims and all such other documents and instruments as may be requested by the Senior Creditor from time to time confirming that the Subordinated Obligations as they pertain to the assets disposed of, or being disposed of, have terminated and that such assets are no longer subject to the Subordinated Obligations:

(b)                                 all rights of the Subordinated Creditor to exercise the voting and other consensual rights pertaining to the Subordinated Obligations, or the shares it owns or holds in the capital of StarPoint, of which it would otherwise be entitled to exercise, shall cease and all such rights shall thereupon become vested in the Senior Creditor, which shall thereupon have the right, but not the obligation, to exercise such voting and other consensual rights; and

(c)                                  all distributions or other payments of any kind or character (whether in cash, securities or other property) in respect of the Subordinated Obligations to which the Subordinated Creditor would be entitled if the Subordinated Obligations were not subordinated pursuant to this Agreement shall be paid and delivered directly to the Senior Creditor for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or repayment of, the Senior Obligations.

6.                                      Receipt of Payments, Proceeds and Assets in Trust

If any distribution or other payment from StarPoint or the Partnership is received by the Subordinated Creditor in respect of the Subordinated Obligations prior to the payment in full of the Senior Obligations then, except as expressly permitted by Section 7, such payment, proceeds or assets shall be received and held in trust by the Subordinated Creditor for the exclusive benefit of the Senior Creditor and shall be forthwith paid or delivered to the Senior Creditor.

7.                                      Permitted Payments

StarPoint, its subsidiaries and the Partnership shall be entitled to pay, and the Subordinated Creditor shall be entitled from time to time to receive, distributions on account of the Subordinated Obligations in accordance with the terms of the Subordinated Obligations (collectively, “Permitted Distributions”); provided that such Permitted Distributions may only be made directly or indirectly to the Subordinated Creditor if: (i) no Default shall have occurred and be continuing, including as a result of making any such Permitted Distributions, (ii) no Borrowing Base Shortfall shall have occurred that is continuing, and (iii) the aggregate of all distributions and other payments made by StarPoint, its subsidiaries and the Partnership to the Subordinated Creditor shall not exceed Net Free Cash Flow.

8.                                      Prohibited Payments

Without limiting the generality of Sections 4, 5 and 6 above, the Subordinated Creditor acknowledges, covenants and agrees that, after the occurrence and during the continuance of a Default, neither of StarPoint nor the Partnership shall not be entitled to make any Permitted Distribution or other payment to the Subordinated Creditor and the Subordinated Creditor shall not be entitled to receive any Permitted Distribution or other such payment of or with respect to any Subordinated Obligation, without the prior written consent of the Senior Creditor.

Any payments received by the Subordinated Creditor in contravention of this Section 8 shall be forthwith paid to the Senior Creditor. For greater certainty, nothing in this Agreement shall be interpreted as permitting or authorizing or entitling (i) the Subordinated Creditor to receive any payment of or with respect to any of the Subordinated Obligations after the occurrence and during the continuance of a

Default, or (ii) StarPoint or the Partnership from making any payment of or with respect to any of the Subordinated Obligations which is prohibited under the Restated Letter Agreement.

9.                                      Restriction on Subrogation

The Subordinated Creditor shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 14(a). If any amount is paid to the Subordinated Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 14(a), such amount shall be held in trust by the Subordinated Creditor for the benefit of the Senior Creditor and shall be forthwith paid to the Senior Creditor.

10.                               Senior Creditor Not Bound by Restrictions

Each of StarPoint, the Partnership and the Subordinated Creditor hereby acknowledges, covenants and agrees that the liabilities and obligations of StarPoint to the Senior Creditor under the Senior Obligations and the Senior Security Documents shall not be impaired, affected, reduced or limited by any failure by StarPoint or the Partnership to comply with any restrictions on borrowing or granting security under the Note Indenture, the Partnership Agreement or the terms of any Subordinated Obligations, regardless of any knowledge thereof which the Senior Creditor may have or be deemed to have or with which the Senior Creditor may be charged. Nothing contained in this Agreement, the Note Indenture, the Trust Deed, the Partnership Agreement or any other agreement or instrument relating to the Subordinated Obligations is intended to or shall prevent the Senior Creditor from exercising at any time and from time to time all rights and remedies under or in respect of the Senior Security Documents and the Senior Obligations.

11.                               Dealings by Senior Creditor with StarPoint and Partnership

Notwithstanding anything in this Agreement, the Subordinated Creditor acknowledges that the Senior Creditor shall be entitled to:

(a)                                 lend monies or otherwise extend credit or accommodations to StarPoint as part of the Senior Obligations;

(b)                                 change, amend, waive or depart from any term of the Restated Letter Agreement, any Swap Arrangement or any Senior Security Document, including without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of StarPoint under any such documents;

(c)                                  take any additional security from StarPoint, the Partnership, the Subordinated Creditor or any other person;

(d)                                 grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to StarPoint, the Partnership and any other person in respect of the Senior Obligations;

(e)                                  waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Obligations;

(f)                                   accept or make any compositions, arrangements, plans of reorganization or compromises with StarPoint, the Partnership or any other person as the Senior Creditor may deem appropriate in connection with the Senior Obligations;

(g)                                  change, whether by addition, substitution, renewal, succession, assignment, grant of participation, transfer or otherwise, the Senior Creditor;

(h)                                 acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Security Documents, or allow StarPoint, the Partnership or any other person to deal with the property which is subject to such security interests, all as the Senior Creditor may deem appropriate; and

(i)                                     abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Obligations; and no loss in respect of any of the security interests received or held for and on behalf of the Senior Creditor, whether occasioned by fault, omission or negligence of any kind, shall in any way limit or impair the rights of the Senior Creditor or the liability of the Subordinated Creditor under this Agreement, all of which may be done without notice to or consent of the Subordinated Creditor and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Creditor hereunder or any rights of the Senior Creditor hereunder.

12.                               Enforcement of Subordinated Obligations

If the Subordinated Creditor shall become entitled to enforce any rights or remedies against StarPoint, the Partnership or any of their respective assets by reason of any default under the Note Indenture, the Trust Deed, the Partnership Agreement or any other agreement or instrument relating to the Subordinated Obligations, the Subordinated Creditor shall promptly provide the Senior Creditor with written notice of any such default together with reasonable particulars thereof. The Subordinated Creditor shall not exercise any rights or remedies it may have under the Note Indenture, the Trust Deed, the Partnership Agreement or any other agreement or instrument relating to the Subordinated Obligations without the prior written consent of the Senior Creditor.

13.                               Representations and Warranties

Each of the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee hereby represents and warrants to the Senior Creditor that:

(a)                                 the Note Trustee is the trustee for the Subordinated Creditor in respect of Amalco Notes issued under the Note Indenture and has all necessary power and authority to enter into this Agreement; and

(b)                                 this Agreement constitutes a valid and legally binding obligation, enforceable against each of the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles;

(c)                                  the SET Trustee is the trustee of the Trust under the Trust Deed and has the power to generally administer and manage the affairs of the Trust, and has all necessary power and authority to enter into this Agreement for and on behalf of the Trust.

14.                               Continuing Subordination

This Agreement shall create a continuing subordination and shall;

(a)                                 remain in full force and effect until the Senior Creditor has received full and final payment of the amount of the Senior Obligations, and the Restated Letter Agreement and all Swap Arrangements to which the Senior Creditor or any affiliate of the Senior Creditor is a party have been terminated;

(b)                                 be binding upon the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee and their respective successors and assigns (including any successor by reason of amalgamation); and

(c)                                  enure, together with the rights and remedies of the Senior Creditor hereunder, to the benefit of and be enforceable by the Senior Creditor and its respective successors and assigns.

15.                               Acknowledgement of Documentation

The Subordinated Creditor hereby acknowledges that it has reviewed a copy of the terms of the Restated Letter Agreement and the Senior Security Documents. The Subordinated Creditor hereby waives any entitlement it may have to receive copies of all amendments, modifications, supplements or restatements to any of the aforementioned documents (including the Restated Letter Agreement) and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Obligations may arise or are guaranteed or secured. The Senior Creditor shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the nature of the subordination and postponement of the Subordinated Obligations and the Subordinated Creditor’s obligations hereunder in respect of the Senior Obligations thereby created or arising.

16.                               Other Rights Not Affected

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of the Senior Creditor in respect of the Senior Obligations, and nothing in this Agreement shall limit or prejudice any of the contractual, common law or other rights of the Senior Creditor or the contractual, common law or other priority of the Senior Obligations insofar as such rights or priority arises or exists outside of this Agreement.

17.                               Additional Covenants

(a)                                 Each of StarPoint and the Partnership hereby acknowledges the subordination and postponement of the Subordinated Obligations to the Senior Obligations herein provided, and agrees that it shall not participate in any breach or violation of this Agreement.

(b)                                 Each of the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee hereby covenants to and agrees with the Senior Creditor that it will not amend or waive the terms and conditions of the Note indenture, Trust Deed, the Partnership Agreement or any other agreement or instrument to which it is a party relating to the Subordinated Obligations in any manner that may be material and adverse to the interests of the Senior Creditor without the prior written consent of the Senior Creditor, such consent not to be unreasonably withheld.

(c)                                  The Subordinated Creditor shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Obligations or the Senior Security Documents, nor shall it at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

18.                               Notices

All notices and other communications required or permitted hereunder shall be in writing and may be served (i) by delivering them to the recipient at the address for notice set forth below (provided that such delivery’ shall be during normal business hours of the recipient and shall be deemed received by the recipient once actually delivered as aforesaid, or (ii) by telecopier, or any other like method by which a written and recorded message may be sent, directed to the recipient at its telecopy number for notices set forth below (provided that such notices shall be deemed received by the recipient when actually received if sent within normal working hours of a business day of the recipient, or otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier, and (iii) as follows:

If to the Senior Creditor:	If to the Subordinated Creditor:

[***]	[***]

If to StarPoint or the Partnership:	If to the SET Trustee or the Note Trustee:

[***]	[***]

19.                               Amendments and Waivers

(a)                                 No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Senior Creditor, the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee.

(b)                                 No failure on the part of the Senior Creditor to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)                                  Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way he or be construed as a waiver of any future requirement.

20.                               Assignment by Senior Creditor

Each of the Subordinated creditor, StarPoint, the Partnership and the Note Trustee acknowledges and agrees that the Senior Creditor shall have the right to assign, sell, participate or otherwise transfer all or any portion of its respective rights and benefits under this Agreement without the consent of but upon notice to the Subordinated Creditor, StarPoint, the Partnership or the Note Trustee.

21.                               Assignment by the Subordinated Creditor, StarPoint or the Note Trustee

None of the Subordinated Creditor, StarPoint or the Note Trustee shall assign all or any portion of this Agreement without the prior written consent of the Senior Creditor, such consent not to be unreasonably withheld.

22.                               Acknowledgements

The parties hereto acknowledge that

(a)                                 the SET Trustee is entering into this Agreement solely in its capacity as trustee of the Trust, and the obligations of the Trust hereunder shall not be personally binding upon the SET Trustee or any registered or beneficial holder of units of the Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Trust Fund; and

(b)                                 the Note Trustee is entering into this Agreement solely in its capacity as trustee under the Note Indenture, and the obligations of the Subordinated Creditor hereunder shall not be personally binding upon the Note Trustee, and that resort shall not be had to, nor shall recourse be sought from, the Note Trustee or the private property of the Note Trustee in any manner in respect of any indebtedness, obligation or liability of the Subordinated Creditor arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour.

23.                               Enurement

This Agreement shall enure to the benefit of the Senior Creditor and its successors and assigns, and be binding upon the Subordinated Creditor, StarPoint, the Partnership, the Note Trustee and their respective successors and permitted assigns (including their successors by reason of amalgamation).

24.                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be treated in all respects as an Alberta contract. Each of the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the Senior Creditor to take proceedings in any other jurisdiction.

25.                               Severability

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

26.                               Time of Essence

Time shall be of the essence of this Agreement.

27.                               Further Assurances

Each of the Subordinated Creditor, StarPoint, the Partnership and the Note Trustee shall, at the request of the Senior Creditor but at the expense of StarPoint, as applicable, from time to time do or cause to be done all such further acts and things and execute and deliver all such further documents as the Senior Creditor may reasonably require in order to give effect to and carry out the terms of this Agreement.

28.                               Counterpart Execution

This Agreement may be executed in several counterparts (including by facsimile), each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[the next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized representatives as of the date first above written.

BANK OF MONTREAL

		Per:	(signed) [***]

STARPOINT ENERGY TRUST,		OLYMPIA TRUST COMPANY,
by its initial trustee,		in its capacity as note trustee under the Note
OLYMPIA TRUST COMPANY		Indenture

Per:	(signed) [***]	Per:	(signed) [***]

Per:	(signed) [***]	Per:	(signed) [***]

STARPOINT ENERGY LTD.		UPTON RESOURCES PARTNERSHIP,
by its partners

Per:	(signed) [***]	STARPOINT ENERGY LTD.

		Per:	(signed) [***]

TREND ENERGY INC.

		Per:	(signed) [***]